Hilton Group plc

82-1571

RECEIVED
2005 DEC -6 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 125,811,803 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 7.84% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS	7,875,614
BANK OF NEW YORK BRUSSELS	1,133,700
BANK OF NEW YORK EUROPE LDN	5,407,300
BANK OF NEW YORK EUROPE LDN	335,700
BANK OF NEW YORK	559,500
BANKERS TRUST LONDON	627,600
BROWN BROTHERS HARRIMAN AND COMPANY	1,595,600
BROWN BROTHERS HARRIMAN AND COMPANY	4,883,570
BROWN BROTHERS HARRIMAN LTD LUX	801,800
CHASE MANHATTAN BANK AG FRNKFRT S	266,148
CHASE MANHATTAN LONDON	34,100

Dlw 12/7

CITIBANK LONDON	298,700
CLYDESDALE BANK PLC	370,000
DEXIA PRIVATBANK	29,000
JP MORGAN CHASE BANK	13,998,400
JP MORGAN CHASE BANK	146,600
JP MORGAN CHASE BANK	527,300
JP MORGAN, BOURNEMOUTH	3,277,377
JP MORGAN, BOURNEMOUTH	1,302,620
JP MORGAN, BOURNEMOUTH	54,557,562
JP MORGAN, BOURNEMOUTH	1,656,553
MASTER TRUST BANK OF JAPAN	140,600
MELLON BANK N.A.	120,800
MELLON BANK	3,596,953
MIDLAND SECURITIES SERVICES	302,700
MORGAN STANLEY LONDON	113,799
NORTHERN TRUST CO	578,800
NORTHERN TRUST LONDON	12,833,486
NORTHERN TRUST LONDON	366,900
NORTHERN TRUST LONDON	361,000
STATE STR BK & TR CO LNDN (S	3,748,942
STATE STR BK & TR CO LNDN (S	272,252

STATE STREET BANK & TR CO	1,737,127
STATE STREET BANK & TR CO	1,372,500
STATE STREET BANK & TR CO	538,000
STATE STREET HONG KONG	43,200
TOTAL	125,811,803